UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934 Affimed N.V.
(Name of Issuer)

Common shares, nominal value €0.01 per share
(Title of Class of Securities)

N01045108
(CUSIP Number)

Jesper Brandgaard Executive Vice President and Chief Financial Officer Tel: +45 4444 8888 E-mail: jbr@novonordisk.com Novo Allé DK-2880 Bagsværd Denmark
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 12, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 249.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934  (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. N01045108
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

Novo Nordisk A/S

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) X

(b)

3.	SEC Use only

4.	Source of funds (See Instructions)	WC

5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization	The Kingdom of Denmark

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power	2,734,014

	8.	Shared Voting Power	0

	9.	Sole Dispositive Power	2,734,014*

	10.	Shared Dispositive Power	0

11	Aggregate Amount Beneficially Owned by Each Reporting Person	2,734,014
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	11.4%++

14.	Type of Reporting Person (See Instructions)	CO

* Includes 176,696 shares pledged pursuant to the Carve-Out Agreements described in Item 6.

++This percentage is calculated based upon 23,984,167 shares of the Issuer’s Common Shares outstanding, which does not include the potential exercise by the underwriters of the Issuer’s initial public offering of their option to purchase 1,200,000 Common Shares, as set forth in the Issuer’s Free Writing Prospectus dated September 12, 2014 relating to Amendment No. 5 to the Issuer’s Form F-1 filed with the SEC on September 11, 2014.

Item 1.	Security and Issuer

The class of securities to which this Statement relates is the common shares, nominal value €0.01 per share (the “Common Shares”) of Affimed N.V. (formerly Affimed Therapeutics B.V.) (the “Issuer”), a Dutch public company with limited liability (naamloze vennootschap), whose principal executive offices are located at Technologiepark, Im Neuenheimer Feld 582, 69120 Heidelberg, Germany. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background

(a) This Statement is being filed on behalf of Novo Nordisk A/S ( “Novo Nordisk”).

(b) The address of the principal business office of Novo Nordisk is:
Novo Allé
DK-2880 Bagsværd
Denmark

(c) Novo Nordisk’s principal business is to manufacture and market pharmaceutical products and services, specifically with respect to diabetes care, haemophilia care, growth hormone therapy and hormone replacement therapy.

(d)           Neither Novo Nordisk, nor, to the knowledge of Novo Nordisk, any director or executive officer named in Schedule A to this Statement, has, during the last five years, been convicted in any criminal proceeding, excluding traffic violations and similar misdemeanors.

(e)           Neither Novo Nordisk, nor, to the knowledge of Novo Nordisk, any director or executive officer named in Schedule A to this Statement, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3	Source and Amount of Funds or Other Consideration

On March 7, 2012, Novo Nordisk entered into a convertible loan agreement in the amount of €741,815 at 8% interest per annum.  As a result of the Issuer’s Series D financing agreement, the principal amount of such loans and accrued interest thereon were converted into 25,630 Series D preferred shares. On September 24, 2012, Novo Nordisk entered into an investment agreement pursuant to which Novo Nordisk acquired from the Issuer an aggregate of 14,901 Series D preferred shares for a purchase price of €30.89 per share, or €460,143 in the aggregate.  Upon the closing of the Issuer’s initial public offering, the 40,531 Series D preferred shares automatically converted into 305,743 Common Shares.

On June 28, 2013 Novo Nordisk entered into a convertible loan agreement in the amount of €446,591.  As a result of the Issuer’s Series E financing agreement, the principal amount of such loans and accrued interest thereon were converted into 4,832 Series D preferred shares. On June 24, 2014, Novo Nordisk entered into an investment agreement pursuant to which Novo Nordisk acquired from the Issuer an aggregate 4,922 Series E preferred shares for a subscription price of €30.89 per share.  Upon the closing of the Issuer’s initial public offering, such Series E preferred shares automatically converted into 133,655 Common Shares.

Novo Nordisk purchased 462,857 Common Shares at $7.00 per share in the Issuer’s initial public offering, or $3.24 million in the aggregate.

The source of funds for the purchases of the Issuer’s securities was the working capital of Novo Nordisk.

Item 4.	Purpose of Transaction

Novo Nordisk agreed to acquire 462,857 Common Shares on September 12, 2014 in the Issuer’s initial public offering. Novo Nordisk had previously held 2,271,157 Common Shares.

Novo Nordisk has acquired beneficial ownership of the Common Shares referred to in Item 5 for investment purposes.  Novo Nordisk may acquire or seek to acquire additional Common Shares or sell or seek to sell Common Shares, depending upon our view of the Issuer’s prospects, prevailing prices and market conditions, from time to time in the open market, in privately negotiated transactions, or otherwise.   Notwithstanding anything contained herein, Novo Nordisk specifically reserves the right to change its intentions with respect to any or all of the matters referred to in this Schedule 13D. Novo Nordisk presently does not have any plans or proposals to seek control of the Issuer.

Except as disclosed herein, Novo Nordisk has no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

As of September 12, 2014, Novo Nordisk is the direct owner of 2,734,014 Common Shares, constituting approximately 11.4% of the Common Shares then outstanding.

In addition, Novo Nordisk, together with Prof. Dr. Melvyn Little, Deutsches Krebsforschungszentrum, AGUTH Holding GmbH, KfW, tbg Technologie-Beteiligungs-Gesellschaft mbH, SGR Sagittarius Holding AG, BioMed Invest I Ltd., OrbiMed Associates III, LP, OrbiMed Private Investments III, LP and LSP III Omni Investment Coöperatief U.A. (collectively, the “Selling Shareholders”) previously entered into agreements substantially in the form attached hereto as Exhibit 1 (the “Carve-Out Agreements”) with the Issuer’s managing directors and certain of the Issuer’s supervisory directors and consultants (the “Beneficiaries”), as described in Item 6 below.

Information provided to Novo Nordisk indicates that none of the executive officers and directors of Novo Nordisk owned as of September 12, 2014, or have purchased or sold any Common Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships
With Respect to Securities of the Issuer

The Carve-Out Agreements grant each Beneficiary the right to receive a payment equal to a certain percentage of the fair value of the Issuer contingent upon the occurrence of a defined event, including an initial public offering. Following the expiration of applicable lock up agreements, it is expected that (i) the Carve-Out Agreements will be satisfied through a transfer to the Beneficiaries of an amount of Common Shares in the aggregate amount of 1,243,568 Common Shares, equal to 7.78% of the Common Shares owned by the Selling Shareholders subsequent to the consummation of the Issuer’s corporate reorganization and immediately prior to the consummation of the Issuer’s initial public offering, and that (ii) a portion of these Common Shares will be sold pursuant to Rule 144 to satisfy withholding taxes triggered by the transfer and delivered to the Beneficiaries with the net amount of Common Shares to which each Beneficiary is entitled to receive pursuant to his or her individual Carve-Out Agreement.

The Issuer is party to a registration rights agreement among OrbiMed Associates III, LP, OrbiMed Private Investments III, LP, SGR Sagittarius Holding AG, BioMed Invest I Ltd. and LSP III Omni Investment Coöperatief U.A. and Novo Nordisk A/S dated September 17, 2014 (the “Registration Rights Agreement”) which grants these shareholders customary registration rights for the resale of the common shares held by them. The Registration Rights Agreement is filed as Exhibit 2 and is incorporated herein by reference.

In connection with the Issuer’s initial public offering, Novo Nordisk entered into a lock-up letter agreement (the “Lock-Up Agreement”).  The Lock-Up Agreement provides that, subject to limited exceptions, without the prior written consent of each of Jeffries LLC and Leerink Partners LLC, Novo Nordisk will not for a period of 180 days from the date of the Issuer’s prospectus relating to its initial public offering (the “Lock-Up Period”) (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Shares beneficially owned (as such term is used in Rule 13d-3 of the Act) by Novo Nordisk or any other securities so owned convertible into or exercisable or exchangeable for Common Shares or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Shares, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Shares or such other securities, in cash or otherwise.

The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Lock-Up Agreement which was filed as Exhibit A to Exhibit 1.1 to the Issuer’s Registration Statement on Form F-1 filed with the SEC on August 19, 2014 and which is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

Schedule A -  name, citizenship, residence or business address and present principal occupation of the directors and executive officers of Novo Nordisk A/S.

Exhibit Number	Description
1	Form of Carve-Out Agreement.
2	Registration Rights Agreement dated as of September 17, 2014 among Affimed N.V. and the shareholders party thereto.
3	Form of Lock-Up Agreement. Such form is incorporated herein by reference to Exhibit A to Exhibit 1.1 to the Issuer’s Registration Statement on Form F-1 filed with the SEC on August 19, 2014.

SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: September 22, 2014	NOVO NORDISK A/S

	BY:	/s/ Jesper Brandgaard
		Name:	Jesper Brandgaard
		Title:	Chief Financial Officer

Schedule A
Directors and Executive Officers
of
Novo Nordisk A/S
(as of September 12, 2014)

Citizenship is the same as country of address, unless otherwise noted.

Name, Business Address and Citizenship, if Applicable	Current Principal Occupation
Directors
Göran Ando Novo Allé DK-2880 Bagsværd Denmark Citizenship: Swedish	Chairman of the Board of Directors of Novo Nordisk, formerly CEO of Celltech Group plc, UK (retired).
Jeppe Christiansen Novo Allé DK-2880 Bagsværd Denmark	Vice Chairman of the Board of Novo Nordisk, Chief executive officer of Fondsmæglerselskabet Maj Invest A/S, Denmark.
Bruno Angelici Novo Allé DK-2880 Bagsværd Denmark Citizenship: French	Director of Novo Nordisk, formerly executive vice president of AstraZeneca (retired).
Liz Hewitt Novo Allé DK-2880 Bagsværd Denmark Citizenship: British	Director of Novo Nordisk, formerly Group Director Corporate Affairs of Smith & Nephew plc, UK (retired).
Liselotte Hyveled Novo Allé DK-2880 Bagsværd Denmark	Director of Novo Nordisk, Project Vice President for the faster-acting insulin aspart and Prandial BioEdge projects.
Thomas Paul Koestler Novo Allé DK-2880 Bagsværd Denmark Citizenship: American	Director of Novo Nordisk, executive with Vatera Holdings LLC, US.
Anne Marie Kverneland Novo Allé DK-2880 Bagsværd Denmark	Director of Novo Nordisk, laboratory technician and full-time shop steward.
Søren Thuesen Pedersen Novo Allé DK-2880 Bagsværd Denmark	Director of Novo Nordisk, external affairs director in Quality Intelligence.

Helge Lund Novo Allé DK-2880 Bagsværd Denmark Citizenship: Norwegian	Director of Novo Nordisk, chief executive officer of Statoil ASA, Norway.
Hannu Ryöppönen Novo Allé DK-2880 Bagsværd Denmark Citizenship: Finnish	Director of Novo Nordisk, formerly CFO and deputy CEO of Stora Enso Oyj, Finland (retired).
Stig Strøbæk Novo Allé DK-2880 Bagsværd Denmark	Director of Novo Nordisk, electrician and full-time shop steward.
Executive Officers
Lars Rebien Sørensen Novo Allé DK-2880 Bagsværd Denmark	Chief executive office
Kåre Schultz Novo Allé DK-2880 Bagsværd Denmark	President and Chief operating officer
Jesper Brandgaard Novo Allé DK-2880 Bagsværd Denmark	Executive vice president and Chief financial officer
Lars Fruergaard Jørgensen Novo Allé DK-2880 Bagsværd Denmark	Executive vice president and Chief information officer
Lise Kingo Novo Allé DK-2880 Bagsværd Denmark	Executive vice president and Chief of staffs
Jakob Riis Novo Allé DK-2880 Bagsværd Denmark	Executive vice president of Marketing & Medical Affairs
Mads Krogsgaard Thomsen Novo Allé DK-2880 Bagsværd Denmark	Executive vice president and Chief science officer

EXHIBIT INDEX

Exhibit Number	Description
1	Form of Carve-Out Agreement.
2	Registration Rights Agreement dated as of September 17, 2014 among Affimed N.V. and the shareholders party thereto.
3	Form of Lock-Up Agreement. Such form is incorporated herein by reference to Exhibit A to Exhibit 1.1 to the Issuer’s Registration Statement on Form F-1 filed with the SEC on August 19, 2014.